News Release

Alexco Announces New Management Appointments

December 14, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce a number of new management appointments as the company transitions from a junior exploration and development company to becoming Canada’s only primary silver producer in 2010 upon completion of construction at its Bellekeno Mine in the Keno Hill Silver District in Yukon Territory. Alexco also operates an integrated environmental services business with offices in Canada and the United States.

Mr. Thomas Fudge has joined the Company as Vice President Development and Engineering and will have overall responsibility for the construction management and commissioning of the Bellekeno mine and mill facilities. Mr. Fudge was previously employed by Hecla Mining Company both as Vice President of Operations and President of Hecla’s Venezuelan subsidiaries, and more recently as President and CEO of SNS Silver Corp. Mr. Fudge has extensive experience and accomplishments in underground mine operations and construction management. Mr. Fudge is a Mining Engineer with over 15 years of senior management roles and responsibilities and has been involved with the Bellekeno project over the past year as a consultant.

Mr. Tim Hall will assume the position of General Manager Keno Hill Mine Operations. Mr. Hall will have responsibility for all aspects of district wide mine and mill operations. Mr. Hall was previously employed by Rio Tinto in the position of Mine Manager and Operations Manager for over 7 years at the Greens Creek Mine located on Admiralty Island Alaska. Mr. Hall is a Geologist with over 25 years of experience in underground mine operations management and has been instrumental in advancing the Bellekeno project to its current development stage.

Mr. Rob McIntyre has accepted the position of Vice President Corporate Affairs and Communication. Based out of the Vancouver office, Mr. McIntyre will continue to be responsible for the overall permitting of mine development activities across the Keno Hill Silver District as well as corporate investor relations, communication and corporate and government relations. Mr. McIntyre is the past President of Access Mining Consultants Ltd., a wholly owned subsidiary of Alexco, and has over 29 years of experience in the mining industry in the north ranging from mineral exploration through development permitting, government and community relations and environmental services.

“With these initial management changes and additions, Alexco has significantly strengthened its management team and is well positioned to successfully construct, commission and manage mine operations in the Keno Hill Silver District in 2010 and beyond,” said Clynton Nauman President and Chief Executive Officer of Alexco.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Corporation's anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.